UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*



                    BIODELIVERY SCIENCES INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09060J106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09060J106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,907,599*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,907,599*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,907,599*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  09060J106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      PSource Structured Debt Limited
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:   Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,907,599*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,907,599*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,907,599*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  09060J106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,907,599*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,907,599*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,907,599*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  09060J106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,907,599*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,907,599*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,907,599*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  09060J106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV I, Ltd.
      98-0539781
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,907,599*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,907,599*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,907,599*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  09060J106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,907,599*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,907,599*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,907,599*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  09060J106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,907,599*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,907,599*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,907,599*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  09060J106
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        1,907,599*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   1,907,599*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,907,599*
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [X]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 9.99%*
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation (the "Company") outstanding, as represented in the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 1(a).  Name Of Issuer:  BIODELIVERY SCIENCES INTERNATIONAL, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2501 Aerial Center Parkway, Suite 205, Morrisville, NC  27560

Item 2(a).  Name of Person Filing:   Laurus Master Fund, Ltd.

          This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability Company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, an exempted company incorporated with limited liability under the laws of the Cayman Islands, PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. and PSource Source Structured Debt, Limited. Valens Capital Management manages Valens U.S. SPV I, LLC, and Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, and Valens Offshore SPV I, Ltd. Information related to each of Laurus Capital Management, LLC, Valens Capital Management, LLC, PSource Structured Debt, Limited, Valens U.S. SPV I, LLC, and Valens Offshore SPV I, Ltd., Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Laurus Capital Management, LLC
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:   Cayman Islands

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP No.:   09060J106


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable


Item 4.  Ownership:

         (a) Amount Beneficially Owned:                     1,907,599*

         (b) Percent of Class:                                  9.99%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          1,907,599*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      1,907,599*


-------------------
* Based on 19,095,095 shares of the common stock, par value $0.001 per Shares (the "Shares") of BioDelivery Sciences International, Inc., a Delaware
corporation  (the  "Company")  outstanding,  as  represented  in  the  Company's

Quarterly Report on Form 10-QSB for the period ended September 30, 2007. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund") PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV I, Ltd. ("Valens SPV I", and together with the Fund, PSource and Valens US, the "Investors") collectively held (i) a common stock purchase warrant (the "Warrant A") to acquire 12,992 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (ii) a common stock purchase warrant (the "Warrant B") to acquire 39,574 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a common stock purchase warrant ("Warrant C") to acquire 29,700 Shares at an exercise price of $0.001 per Shares, subject to certain adjustments; (iv) a common stock purchase warrant ("Warrant D") to acquire 33,000 Share at an exercise price of $3.50 per Share, subject to certain adjustments, (v) a common stock purchase warrant ("Warrant E") to acquire 62,887 Shares at an exercise price of $3.00 per Share, subject to certain adjustments;
(vi) a common stock purchase warrant ("Warrant F", and together with Warrant A, Warrant B, Warrant C, Warrant D and Warrant E, the "Earlier Warrants") to
acquire 47,113 Shares at an exercise price of $3.00 per Share, subject to certain adjustments; (vii) a common stock purchase warrant ("Warrant F") to acquire 943,305 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (viii) a common stock purchase warrant ("Warrant G") to acquire 556,695 Shares at an exercise price of $3.05 per Share, subject to certain adjustments; (ix) a common stock purchase warrant ("Warrant H", and together with Warrant F and Warrant G, the "Later Warrants") to purchase 833,871 Shares at an exercise price of $5.00 per share, subject to certain adjustments, and (x) 572 Shares. The Early Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 4.99% of the Shares then issued and outstanding (the "4.99% Issuance Limitation"). The Later Warrants contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "9.99% Issuance Limitation" and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 75 days prior notice to the Company and, other than in the case of Warrant A, Warrant B and Warrant C, shall also automatically become null and void upon the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). In the case of the Warrant D, Warrant E, Warrant F, Warrant G and Warrant H, the Issuance Limitations shall also become automatically null and void following notice to the Issuer of the occurrence and/or continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and Valens SPV I are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not Applicable


Item 8.  Identification and Classification of Members of the Group:

         Not Applicable


Item 9.  Notice of Dissolution of Group:

         Not Applicable


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------------------------
                                              Date


                                              LAURUS MASTER FUND, LTD.

                                              /s/ Eugene Grin
                                              ----------------------------------
                                                  Eugene Grin
                                                  Director



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 09060J106

                                   APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name: Valens Capital Management, LLC, a Delaware limited liability company

   Business Address:       c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


C. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

   Business Address:       c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name: Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

   Business Address:       c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Cayman Islands


E. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Business Address:       c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey

F. Name:                   David Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
                           and Valens Capital Management, LLC

   Citizenship:            Israel


G. Name:                   Eugene Grin

   Business Address:       335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
                           and Valens Capital Management, LLC

   Citizenship:            United States





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CUSIP No. 09060J106


Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd, Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the
Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC,

PSource Structured Debt Limited

By Laurus Capital Management, LLC,
individually and as investment manager


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 14, 2008


Valens Capital Management, LLC

Valens Offshore SPV I, Ltd.

Valens U.S. SPV I, LLC

By Valens Capital Management, LLC
individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 14, 2008




/s/ David Grin
----------------------------------------
    David Grin
    February 14, 2008


/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 14, 2008